UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NIC INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2077581
(State of incorporation or organization)	(I.R.S. Employer
Identification No.)

25501 West Valley Parkway, Suite 300
Olathe, Kansas	66061
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:   Not Applicable  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation from Colorado to Delaware of NIC Inc., a Colorado corporation (“NIC-Colorado”).  The reincorporation was effected pursuant to a Plan of Conversion.  The Plan of Conversion provides for, among other things, the conversion of NIC-Colorado into the Registrant (the “Conversion”).

As a result of the Conversion, which was consummated on May 7, 2009: (i) each share of common stock, no par value, of NIC-Colorado issued and outstanding automatically converted into a share of common stock of the Registrant, par value $0.0001 per share; (ii) each option to acquire shares of NIC-Colorado was converted into and became an equivalent option to acquire an equal number of shares of the Registrant’s common stock (whether or not such option was then exercisable); (iii) the exercise price per share under each option remained equal to the exercise price per share immediately prior to the Conversion; and (iv) NIC-Colorado’s other employee benefit arrangements including, but not limited to, equity incentive plans with respect to issued unvested restricted stock, were assumed by the Registrant upon the terms and subject to the conditions specified in such plans.

Pursuant to the Plan of Conversion, NIC-Colorado effected the reincorporation by filing a certificate of conversion and a certificate of incorporation in the form attached to the Plan of Conversion (the “Certificate of Incorporation”) with the Delaware Secretary of State and a statement of conversion with the Colorado Secretary of State.  In connection with the Conversion, the Registrant adopted new bylaws in the form attached to the Plan of Conversion (the “Bylaws” and, together with the Certificate of Incorporation, the “Charter Documents”).

Prior to May 7, 2009, NIC-Colorado corporate affairs were governed by the corporate law of Colorado.  The rights of NIC-Colorado shareholders were subject to NIC-Colorado’s articles of incorporation and bylaws.  As a result of the reincorporation, holders of NIC-Colorado’s common stock are now holders of the Registrant’s common stock, and their rights are governed by the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of the Registrant.

In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock of the Registrant were deemed to be registered under Section 12(b) of the Exchange Act as the successor to NIC-Colorado.  The Registrant, as successor issuer to NIC-Colorado, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act and, in accordance with the Registrant’s Charter Documents, the Registrant hereby amends the following items, exhibits or other portions of NIC-Colorado’s Form 8-A filed July 8, 1999, regarding the description of the capital stock as set forth herein.  The shares of common stock of the Registrant continue to be listed on the NASDAQ Global Select Market under the symbol “EGOV”.

Item 1.  Description of Registrant’s Securities to be Registered.

General

The Registrant’s authorized capital stock consists of 200 million shares of common stock, par value $0.0001 per share.  The following summary description of the Registrant’s capital stock does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Registrant’s Charter Documents, copies of which have been filed or incorporated by reference as exhibits hereto, and to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Common Stock

Voting.  Holders of the Registrant’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors.  Directors are elected by a plurality of the voting power present or represented at a meeting of stockholders and entitled to vote on the election of directors.  Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, with respect to all matters other than the election of directors, the affirmative vote of the holders of at least a majority of the voting power of the capital stock present or represented at the meeting and entitled to vote thereon shall be the act of the stockholders.  The Bylaws provide that, subject to the rights of holders of preferred stock, the Bylaws may be adopted, amended, altered or repealed by the affirmative vote of stockholders holding at least a majority of the voting power of the Registrant’s capital stock entitled to vote thereon, voting together as a single class; provided, however, that with respect to amendments by the stockholders, the affirmative vote of stockholders holding at least two-thirds of the voting power will be required to amend or adopt any bylaw inconsistent with certain provisions of the Bylaws relating to annual meetings, special meetings, board vacancies, the number of board members, director indemnification and the provision regarding the amendment of Bylaws.

Dividends.  Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of the Registrant’s common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by the Board of Directors out of funds legally available therefor.

Liquidation.  In the event of the Registrant’s liquidation, dissolution or winding up, holders of the Registrant’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Other.  The holders of common stock have no preemptive rights to subscribe for additional shares of the Registrant and no right to convert their common stock into any other securities.  There are no redemption or sinking fund provisions applicable to the Registrant’s common stock.

Delaware Law and Provisions of the Delaware Certificate of Incorporation and Delaware Bylaws

Delaware Anti-Takeover Statute.  The Registrant is subject to the provisions of Section 203 of the DGCL.  Subject to some exceptions, this law prohibits the Registrant from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner.  Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.

An “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of the Registrant’s voting stock.  The application of Section 203 could have the effect of delaying or preventing a change of control of the Registrant.

No Cumulative Voting.  Under the DGCL, stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise.  The Certificate of Incorporation does not provide for cumulative voting.  The Bylaws expressly provides for the plurality voting standard for the election of directors.

Stockholder Action by Written Consent.  Unless otherwise provided in the certificate of incorporation, the DGCL permits corporate action without a meeting of stockholders upon the written consent of the holders of that number of shares necessary to authorize the proposed corporate action being taken.  The Certificate of Incorporation prohibits stockholder action without a meeting, except in the case of holders of preferred stock, who may be entitled to take action by written consent as provided in the applicable certificate of designation.

Calling of Special Stockholder Meetings.  Under the DGCL, a special meeting of stockholders may be called by a corporation’s board of directors or by such persons as may be authorized by the corporation’s certificate of incorporation or bylaws.  The Bylaws provide that special meetings of stockholders, subject to the rights of holders of preferred stock, may be called by the Registrant’s Board of Directors acting pursuant to a resolution adopted by a majority of the members of the Board of Directors then in office or by the Registrant at the written request of stockholders owning a majority of the Registrant’s shares, outstanding and entitled to vote.  In the event the Registrant receives a written request from such stockholders, the Registrant has 120 days after receipt of such request to call and hold the special meeting, and if the Registrant does not hold and call the meeting within 120 days, the special meeting may then be called directly by such stockholders.

Amendment or Repeal of the Certificate of Incorporation.  Under the DGCL, stockholders are not entitled to enact, without appropriate action taken by the board of directors, an amendment to the certificate of incorporation.  Amendments to a certificate of incorporation generally require that the board of directors adopt a resolution setting forth the amendment, declaring its advisability and submitting it to a vote of the stockholders.  The Certificate of Incorporation expressly reserves the right of the Registrant to amend or repeal any provision contained in the Certificate of Incorporation, in the manner prescribed by Delaware law.

Amendment or Repeal of Bylaws.  The DGCL provides that stockholders may amend a corporation’s bylaws and, if provided in its certificate of incorporation, the board of directors also has this power.  Under the DGCL, the power to adopt, amend or repeal bylaws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors.  The Bylaws expressly reserve the right of the Board of Directors to adopt, amend, alter or repeal the Bylaws of the Registrant.  In addition, the Bylaws provide that, subject to the rights of holders of preferred stock, the bylaws of the Registrant also may be adopted, amended, altered or repealed by the affirmative vote of stockholders holding at least a majority of the voting power of the Registrant’s capital stock entitled to vote thereon, voting together as a single class; provided, however, that the affirmative vote of stockholders holding at least two-thirds of the voting power will be required to amend or adopt any bylaw inconsistent with certain provisions of the Bylaws relating to annual meetings, special meetings, board vacancies, the number of board members, director indemnification and the provision regarding the amendment of the Bylaws.

Director Vacancies.  Under the Bylaws, vacancies on the Board of Directors may be filled by vote of a majority of the remaining directors, although less than a quorum.

Possible Effect of Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law.  The provisions of the Registrant’s Certificate of Incorporation, the Registrant’s Bylaws and the DGCL described hereinabove may have the effect of delaying, deterring or preventing a change in control of the Registrant, may discourage bids for common stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of the Registrant’s common stock.

Limitations on Liability and Indemnification of Directors and Officers

As permitted by the DGCL, the Registrant’s Certificate of Incorporation provides its directors will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL gives the Registrant the power, subject to certain conditions and limitations, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the Registrant) by reason of the fact that the person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  Article X of the Registrant’s Certificate of Incorporation provides Section 145 coverage of indemnification and advancement of expenses to each person who is or was a director or officer of the Registrant or is or was a director or officer of the Registrant serving at the Registrant’s request as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or employee benefit plan, to the fullest extent permitted under Delaware law.

The Registrant maintains insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.

The Registrant enters into indemnification agreements with each of its directors and executive officers.  The indemnification agreements supplement existing indemnification provisions of the Registrant’s Certificate of Incorporation and Bylaws and, in general, provide for indemnification of and advancement of expenses to the indemnified party, subject to the terms and conditions provided in the indemnification agreement. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and other determinations with respect to indemnification.

Item 2.  Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit No.	Description

2.1	Plan of Conversion, dated May 7, 2009 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2009)

3.1	Certificate of Conversion, dated May 7, 2009 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2009)

3.2

Certificate of Incorporation of NIC Inc., a Delaware corporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2009)

3.3	Bylaws of NIC Inc., a Delaware corporation (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2009)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NIC INC.

	By:	/s/ Harry H. Herington
Harry H. Herington
Chairman of the Board and Chief Executive Officer

Date: May 28, 2009